United States securities and exchange commission logo





                               March 9, 2021

       Brad Brubaker
       Chief Legal Officer
       UiPath, Inc.
       90 Park Ave, 20th Floor
       New York, New York 10016

                                                        Re: UiPath, Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
26, 2021
                                                            CIK No. 0001734722

       Dear Mr. Brubaker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 11, 2021 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary
       The Offering, page 12

   1. Please clarify your bullet on page 14 indicating shares that will be outstanding after the
                                                        IPO excludes shares of
Class A common stock issuable upon the vesting and settlement of
                                                        RSUs granted after
January 31, 2021 for which the performance-based vesting condition will be satisfied in
connection with this offering. Specifically, clarify whether these shares are still subject to
service based vesting provisions. Alternatively, tell us your basis for excluding these shares
from the total shares to be outstanding after this offering.
 Brad Brubaker
UiPath, Inc.
March 9, 2021
Page 2
2. Please explain your disclosures on page 15 where you state that the conversion of all outstanding shares of convertible preferred stock does not include the 12,043,202 shares of series F convertible preferred stock issued and sold in February 2021. In this regard, it appears that you are including such issuance in your pro forma per share and capitalization disclosures.
Summary Consolidated Financial and Other Data, page 16

3. You state in your response to prior comment 2 that stock-based compensation related to unrecognized compensation expense for RSUs that will vest upon effectiveness of this offering are excluded from pro forma net loss per share as such amounts are not expected to have a recurring impact on your consolidated financial statements. Please tell us how you considered the updated guidance in Article 11-02(b)(6) of Regulation S-X or revise your pro forma per share calculations accordingly. Refer to Section II.F of Sec Release
         No. 33-10786. In addition, tell us why you refer to an adjustment to additional paid-in-
         capital in note (3) to your pro forma per share calculations or revise to remove.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameBrad Brubaker                                Sincerely,
Comapany NameUiPath, Inc.
                                                               Division of
Corporation Finance
March 9, 2021 Page 2                                           Office of
Technology
FirstName LastName